ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net ▪

January 8, 2009

Magellan Petroleum Corporation
10 Columbus Blvd.
Hartford, CT  06106
Attn:  Walter McCann, Chairman

Dear Mr. McCann:

We write in response to Magellan Petroleum’s Form 8-K filed on December 15, 2008 announcing the appointment of Mr. William Hastings as Chief Executive Officer of Magellan replacing Mr. Daniel Samela who remains as Chief Financial Officer.

We first note the obvious. Absent ANS’ activism over the past year on behalf of Magellan’s stockholders, no changes to the “less than all-star” management team which has been operating our Company would have occurred.  However, while we applaud the Board’s belated decision to make management changes, we believe this Board has, once again, mishandled the situation.

First, the shareholders have not been advised as to the CEO selection process. There was no announcement of whether a search committee was formed or details concerning the manner in which the new CEO was selected. All the shareholders know is that Mr. Hastings, the holder of  just 10,775 Magellan shares, appeared at the 2007 shareholders’ meeting, introduced himself as being a retired oil and gas manager and asked during the public questions portion of the meeting whether the Company was for sale to which you supplied a noncommittal response. The next thing the shareholders hear is that Mr. Hastings, who has never run a public company before, was awarded a five year contract at a salary of $ 300,000 per year plus a possible additional bonus and given millions of stock options with a low threshold strike price.  We believe no serious search for a new CEO occurred and you apparently selected Mr. Hastings in response to pressure for changes from us, simply because he was available (having left a middle management position at another oil company for unspecified reasons).

The outsized compensation package given to the new, untested CEO is ludicrous.  We and other major shareholders vehemently object to granting a CEO, any CEO but particularly one who is new and unproven to our Company with no executive management experience, a five year employment contract with a very generous “golden parachute.”  We note that under the terms of Mr. Hastings’ “golden parachute” he has the potential to receive over $1 million in severance depending on how he is terminated or how he quits.  This is strikingly out of line with industry norms in the current depressed economic period and harkens back to the excessive compensation packages granted executives in prior years which are now resoundingly being rejected by leading companies nationwide.

Second, we object to granting Mr. Hastings, or any employee an option package representing approximately 7% of the Company’s outstanding shares at an exercise price approximating the price of the Company’s shares only months ago. The number of options is far too high and the option price far too low.  This is particularly true here where Magellan has stagnated for years under the current Board and, in our view, is trading at a substantial discount to the value it would otherwise trade at if there was a management team in place that was focused on the creation and enhancement of shareholder value.

Third, giving an executive such as Mr. Hastings options and placing him on the Board is far different that having persons who invested their own funds to purchase a substantial number of shares – such as ANS – involved in making management decisions.  If Mr. Hastings is added to the Board as you and the other members of the current Board want, the Board will again be devoid of any shareholder representation.

We also note that the Company’s headquarters will be moved to Mr. Hastings home town in Maine – convenient for him but makes little sense for the Company – and that Mr. Samela remains CFO.  This will further bloat the Company’s already excessive and rising administrative costs.

We met with the new CEO and were told there is a plan to turn the Company around (ironic as you told shareholders at last year’s meeting that things were going just fine at the Company).  Unfortunately, he could not provide any details concerning this plan and said he needed more time to complete the planning process.  Sound familiar? To his credit, Mr. Hastings is far more accessible than prior management even if he does not have much information to provide.

The Board’s decisions to engage Mr. Hastings without a serious search process and to provide an outrageous compensation package reaffirms the compelling need for shareholder representation.  We intend to continue to vigorously advocate this and continue our proxy efforts.

Finally, we again request that the Board respond to my letters to you dated September 9, 2008 and December 2, 2008.  In particular, we await an answer to our long standing request reconciling the ATO write-offs.  Equally importantly, may we receive an answer about the Director’s fees paid to you and your colleagues in the past several years? Did you give yourselves a raise or were the prior filings in error and underreported the fees you were actually paid? To those of us who have actually invested our funds in this Company, these are very serious issues which require a prompt and detailed explanation.

Very truly yours,

ANS Investments LLC

/s/ Jonah M. Meer

Jonah M. Meer,
Chief Executive Officer

Cc:	Edward B. Whittemore, Esq., Murtha Cullina LLP
Ronald P. Pettirossi, Chairman Audit Committee Magellan Petroleum Corporation
Donald V. Basso, Director Magellan Petroleum Corporation
Robert J. Mollah, Director Magellan Petroleum Corporation
William Hastings, CEO and Director Magellan Petroleum Corporation
Keith E. Gottfried, Esq. Blank Rome LLP
Patrick Salisbury, Esq., Salisbury & Ryan LLP